Exhibit 99.3

PRESS RELEASE

FIRST QUARTER 2008 FINANCIAL RESULTS
 (All amounts are in Canadian $)

May 13, 2008, Toronto, Ontario -- New Gold Inc. (the “Company” or “New Gold”) (NGD: TSX/AMEX) is pleased to provide the 2008 first quarter financial results and an update on its New Afton Copper Gold Project (the “Project”) situated 10 kilometres west of Kamloops, British Columbia.

2008 First Quarter End Results

The Company incurred a loss of $9.2 million or $0.25 per share in the first quarter as compared to a loss of $0.5 million or $0.02 per share in the first quarter of 2007. The increase in the loss is primarily related to the expensing of $9.4 million related to interest and accretion charges which do not qualify for capitalization.

During the first quarter of 2008, the Company invested approximately $20.1 million on its mineral properties as compared to $5.9 million in the comparative quarter in 2007. During the current quarter, expenditures on the New Afton project included $18.0 million on underground development and infrastructure and $1.3 million on surface exploration in and around the New Afton project and $0.8 million on the Company’s Ajax claims.  In the comparative quarter of 2007, the Company spent $3.7 million on development activities, principally related to the construction of a new pit road, $1.8 million on the feasibility study and $0.3 million on surface exploration programs in and around the current resource.

In addition, during the first quarter of 2008, the Company spent $11.0 million on property, plant and equipment in the first quarter as compared to $1.3 million in the comparative quarter in 2007. The significant increase relates to the acquisition of the initial mine development fleet plus sundry capital assets required for the development of the New Afton Mine. In 2007, the acquisitions related to the acquisition of the underground equipment acquired from the former underground mining contractor.

Cash Resources

As at March 31, 2008, the Company had cash and cash equivalents totaling $158 million and negative working capital of $76.6 million versus negative working capital of $29.6 million as at
December 31, 2007. The primary reason for the negative working capital relates to the continued accounting for the Notes as current debt pending finalization of the permit waiver request and business combination completion and categorizing the currently illiquid ABCP investments as long-term assets. Once the Company meets or secures a waiver on its permit test on the debt, the Company expects to return to a positive working capital position. The increase in the negative working capital has occurred primarily as a result of funding the Project development which totaled $31.1 million in the quarter.

During the quarter it was determined that the previous approach to exploration, which had been focused in and around the New Afton resource both at surface and at depth, would be curtailed on the basis that the mineralisation identified in this program would not be mined in the first five years of the mine life. The Company will now focus on a full evaluation of the previous drilling program results and re-direct the future program to an evaluation of the regional potential of the Company’s mineral claim holdings including a geophysical survey. As a result, the extent of drilling expected in the near term will be significantly reduced.

 Project Update

During the first quarter of 2008 the Company continued the underground development of the Project. The underground development is now proceeding on five development faces including commencement of the surface portal which began in early 2008. The Company completed 824 metres of underground development during the first quarter of 2008 and is currently averaging 90 to 100 metres per week.

Surface activities included the development of new surface roads and preparation of the construction office site in advance of the mill construction. This is planned to commence late in the third quarter following site preparation and foundation completion for the mill in the second quarter of 2008. The Company also commissioned after the quarter end the pit de-watering system and is now dewatering the New Afton pit into the previously mined Pothook pit where water will be stored and later used when milling commences.

The Company also continued its permitting processes for the remaining permits. In April 2008 the remaining key permit applications, focused on water use and tailings impoundment, were submitted to the authorities.

The procurement procedures for the mill site continued with the tendering of the mill structure, the vertimill and the floatation cells. Detailed engineering attained the 30% level. In addition, as previously reported, after a comprehensive review overseen by AMEC Americas Limited and including input from Cementation, Ledcor and AMC Consultants (Pty) Ltd., the Company's mining consultant, the construction costs for the Project are now projected to total $592 million (which includes a contingency of $48.6 million), 19.6% over the projected costs stated in the Feasibility Study. The primary reasons for the increase are attributed to higher labour and material costs.

The current schedule indicates that the mill will be completed in the fourth quarter of 2009 with treatment of ore commencing before the end of 2009. Mine production is planned to increase throughout 2010 and attain an annualized production rate of 4 million tonnes per year in early 2011.

On March 24, 2008 the Company announced that it had signed a Participation Agreement with the Kamloops Division of the Secwepemc Nation, comprising the Kamloops Indian Band and the Skeetchestn Indian Band.

Business Combination

The Company signed a letter agreement dated March 31, 2008 with Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak”) to complete a business combination (“the Transaction”) whereby New Gold would be the surviving company. The Transaction is subject to the completion of confirmatory due diligence, definitive documentation, regulatory approvals and obtaining a minimum two-thirds shareholder approval at special meetings of the shareholders of each of Metallica and Peak and majority approval at a general meeting of the shareholders of New Gold. Peak and Metallica’s obligations were conditional upon the Holders of the Company’s 10% Notes agreeing by extraordinary resolution to certain amendments to the Note Indenture. As announced on May 8, 2008, the necessary approval of the Noteholders has been obtained. On May 12, 2008 the Company, Peak and Metallica jointly announced that the definitive agreement had been signed.

For more information contact:

Mr Cliff Davis, President and Chief Executive Officer
or Ms. Laura Sandilands, Manager of Investor Relations
New Gold Inc.
70 University Avenue
Toronto, Ontario
M5J 2M4

Phone:                          (416) 977-1067
Toll free:                      (877) 977-1067

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.